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                            October 15, 2020

       Michael R. Egeck
       Chief Executive Officer
       Leslie's, Inc.
       2005 East Indian School Road
       Phoenix, Arizona 85016

                                                        Re: Leslie's, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2020
                                                            File No. 333-249372

       Dear Mr. Egeck:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2020 letter.

       Registration Statement on Form S-1 filed October 7, 2020

       Prospectus Summary
       Our Growth Strategies, page 10

   1. We note your response to comment 1, and your amended disclosure on page 76 that
                                                        "[you] define 'active
consumers' as consumers who transacted with [you] during the 18-
                                                        month period ended June
12, 2020." Please make conforming changes throughout your
                                                        filing, including to
your disclosure in your prospectus summary on page 8, that you "have a total file of
approximately 11 million consumers, of which approximately 5.5 million are active consumers."
Please also amend your filing to include the definition of "lapsed residential customers,"
provided in your response.
 Michael R. Egeck
FirstName   LastNameMichael R. Egeck
Leslie's, Inc.
Comapany
October   15,NameLeslie's,
              2020         Inc.
October
Page 2 15, 2020 Page 2
FirstName LastName
2. We note your response to comment 2, and your amended disclosure on page 11 that
         "[you] believe there is significant whitespace opportunity to operate more than 200 total
         PRO locations, and [you] plan to opportunistically open or convert several PRO locations in the near term." This amended disclosure is not completely responsive to our comment. Expand this discussion to elaborate upon your new store opening plan. For example, please provide an estimated quantity of the "several" PRO locations you expect to open, and define "near term."
Key Factors and Measures We Use to Evaluate Our Business
Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion, page 53

3. We note your disclosure that Adjusted Free Cash Flow and Adjusted Free Cash Flow
         Conversion are key non-GAAP measures used by management and your board of directors to assess your financial performance. Considering that your Adjusted Free Cash
         Flow is a liquidity measure and your Adjusted Free Cash Flow Conversion appears to comingle performance and liquidity measures, please explain how these non-GAAP measures are used to assess your financial performance. Please also expand your disclosure to explain how these non-GAAP measures provide useful information to investors. We refer you to Item 10(e)(1)(i)(C) and (D) of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 55

4. We note your reconciliations for Adjusted Free Cash Flow disclosed on page 58. It appears that certain adjustments have the effect of excluding charges or liabilities that required, or may require, cash settlement, such as interest expense. Please tell us how you determined this non-GAAP measure complies with Item 10(e)(1)(ii)(A) of Regulation S-
         K.
Nine Months Ended June 27, 2020 Compared to Nine Months Ended June 29, 2019 Selling, General and Administrative Expenses, page 59

5.       We note your response to comment 10 and your amended disclosure on page 59
         describing costs related to COVID-19. This amended disclosure is not responsive to our comment. Please amend your disclosure to quantify the amount of the increase in SG&A attributable to each of the factors listed in your filing, including "higher sales volume, higher compensation expenses, expenses related to strategic consolidations of certain locations, e-commerce marketplace fees, and investments in general and administrative infrastructure to support continued growth." Make conforming changes to your filing, where you discuss multiple factors contributing to changes in line items, for all operating periods presented. For example, you disclose on page 59 that "SG&A increased to
         $258.2 million in Fiscal Year 2019 from $241.7 million in Fiscal Year 2018, an increase of $16.5 million or 6.8%. The increase in SG&A was primarily driven by higher labor and other operating expenses related to non-Comparable Sales and higher compensation
 Michael R. Egeck
Leslie's, Inc.
October 15, 2020
Page 3
         expense;" and that "[t]he decrease in [total other expense for] the nine months ended
         June 27, 2020 was primarily driven by lower interest expense on [y]our floating rate debt and a reduction in the fair value of our interest rate cap agreements during the nine months ended June 29, 2019." Please quantify the contribution of each factor respectively for these line items and other relevant disclosures throughout this section.
Business
Our Company
Leslie   s Evolution in the Digital World
Digital Network, page 73

6. We note your response to comment 16, and your amended disclosure that "[i]n addition to our owned e-commerce websites, a significant portion of our digital sales take place through online marketplaces." To provide meaningful context for investors, quantify the
         "significant portion" of your digital sales that take place through online marketplaces, rather than your owned e-commerce websites.
Our Competitive Strengths, page 76

7. We note your response to comment 12, including that "[w]e believe digital market share is not knowable, so we have proposed citing share of digital traffic, which we believe is a reasonable equivalent." Please elaborate to explain how you define "digital traffic," to place your 60% reference in context. Also, if digital market share is "not knowable,"
         please remove statements throughout your filings that "digital market share is estimated to be greater than five times as large as that of [y]our largest digital competitor."
         Alternatively, please tell us why it is appropriate to include this statement, if you do not know your digital market share.
Our Marketing Strategy, page 84

8.     We note your response to comment 18 defining aided and unaided awareness, and
       providing support for your statement that you have the highest of both in the aftermarket
FirstName LastNameMichael R. Egeck
       pool and spa care industry and 3.5x the unaided awareness of the next closest specialty
Comapany   NameLeslie's,
       competitor.   PleaseInc.
                            provide the substance of your response to this
comment as disclosure
Octoberin15,
          your filing.
             2020  Page 3
FirstName LastName
 Michael R. Egeck
FirstName   LastNameMichael R. Egeck
Leslie's, Inc.
Comapany
October   15,NameLeslie's,
              2020         Inc.
October
Page 4 15, 2020 Page 4
FirstName LastName
       You may contact Suying Li at (202) 551-3335 or James Allegretto at (202) 551-3849 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Christian O. Nagler